SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ON TRACK INNOVATIONS LTD.

(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Scheidt & Bachmann Contact:	Agency Contacts:
Galit Mendelson	Petra Eichler	Paul Holm and Matthew Karsh
Director of Corporate Communication	Secretary Marketing	PortfolioPR
212 421 0333	Fare Collection Division	212 736 9224
galit@otiglobal.com	Eichler.petra@scheidt-bachmann.de	pholm@portfoliopr.com
mkarsh@portfoliopr.com

ON TRACK INNOVATIONS LTD.

OTI AND SCHEIDT & BACHMANN TO PROVIDE HOUSTON AREA
TRANSIT AUTHORITY WITH TICKETING SOLUTIONS

First Implementation of Strategic Alliance Between Leaders In Contactless
Smart Cards and Ticket Management Systems

Cupertino, CA & Mönchengladbach, Germany –October 27, 2003 – On Track Innovations Ltd (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions and Scheidt & Bachmann GmbH, a private German company that is one of the world’s leading providers of management systems for mass transit, car parking, petrol stations and railway protection have announced they will provide the Metropolitan Transit Authority of Harris County (Houston), Texas with mass transit ticketing solutions scheduled to go online in 2004.

Scheidt & Bachmann will act as the system integrator with OTI supplying the front-end solutions including readers and support software. OTI’s solution is based in part on its proprietary and leading-edge solutions for micropayment transactions like quick serve restaurants, drive-thrus, loyalty programs and gas stations where speed and security are essential.

OTI’s solution is a natural fit for the Harris County Transit Authority, since it also allows the transit card to be used for loyalty programs and tiered fare structures as well as providing a high level of security and transaction speed. OTI’s cards and readers are also easy to upgrade as new services become available in the future.

Oded Bashan, President & CEO, OTI, commented, “We believe this will be first of many joint projects with Scheidt & Bachmann in North America. As one of the largest cities in the United States, Houston provides us with a tremendous opportunity for growth. Our leadership in smart card technology coupled with Scheidt & Bachmann’s expertise in ticketing management systems provides our customers with a complete turnkey solution.”

Dr. Norbert Miller, General Manager of Scheidt & Bachmann commented, “Scheidt & Bachmann works with core competency on major and complex international projects for the most prestigious organisations of the world. Our goals are very ambitious. We place a lot of expectations in the cooperation with OTI in order to underline and extend our market leadership as an innovative systems house.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com

About Scheidt & Bachmann
Scheidt & Bachmann is a family-run company since its foundation in 1872. Today the company is still managed by the founding family in the fourth and fifth generations. More than 1000 employees work around the world. While the headquarters is in Mönchengladbach, Germany, subsidiaries and offices are established throughout Europe, the Americas, Asia and Africa. In the US, a big manufacturing place is located in Burlington, Massachusetts. Innovative system solutions for products and production are the foundation for Scheidt & Bachmann’s success. The four divisions, acting more or less independently develop, produce and market systems for car park and leisure centre installations, protection of railway crossings, ticket vending technology and petrol stations. Scheidt & Bachmann is constantly following up on strong points and is systematically initiating innovative processes. This is also one reason why Scheidt & Bachmann is counted as market leaders with all its product divisions – in Europe and worldwide. For more information visit: www.Scheidt-Bachmann.de.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 27, 2003